

June 14, 2012

<u>Via Email</u>

James R. Smith, Jr.
Chief Executive Officer
Motricity, Inc.
601 108th Ave. Northeast, Suite 800
Bellevue, WA 98004

> **Re: Motricity, Inc.**
> **Amendment No. 3 to Form S-3 Registration Statement on Form S-1**
> **Filed June 1, 2012**
> **File No. 333-178309**
> **Form 10-Q for the Quarterly Period Ended March 31, 2012**
> **Filed May 10, 2012**
> **File No. 001-34781**

Dear Mr. Smith:

    We have reviewed your letter dated June 1, 2012, and the above-referenced filings, and have the following comments.

<u>Amendment No. 3 to Form S-3 Registration Statement on Form S-1</u>

<u>Questions and Answers Relating to the Rights Offering</u>

<u>Why are we engaging in a rights offering and how will we use the proceeds from the rights offering?, page 2</u>

1.   We note your discussion of the implications of a "change in control" in the carryover paragraph at the top of page 3. Please concisely explain what constitutes a "change in control," following plain English principles. See Rule 421(d) of Regulation C. In addition, revise your discussion of the Series J Preferred Stock in the "Description of the Company's Securities" section to include a more detailed explanation of changes in control, and add a cross-reference to this more detailed explanation on page 3 and wherever else appropriate.

Risk Factors

"If we cannot meet NASDAQ's continued listing requirements…" page 32

2.   The closing bid price of your stock appears to have been less than $1.00 per share over 30 consecutive trading days. Please disclose whether NASDAQ has contacted you regarding a potential delisting from the NASDAQ Global Select Market. If NASDAQ has contacted you, please explain why you have not disclosed this information in a current report on Form 8-K. See Item 3.01 of Form 8-K.

Form 10-Q for the Quarterly Period Ended March 31, 2012

Notes to Condensed Consolidated Financial Statements

Note 3. Discontinued Operations, page 10

3.   We note that the balance of accumulated other comprehensive loss of $1.5 million as of March 31, 2012 primarily relates to foreign currency translation adjustments. Please confirm that you will consider or have considered removing any amounts of the translation adjustment component attributable to the foreign entities sold or substantially liquidated. Refer to ASC 830-30-40-1.

Note 4. Goodwill, page 12

4.   Tell us what consideration you gave to ASC 350-20-35-57 which requires that goodwill be tested for impairment after a portion of goodwill has been allocated to a business to be disposed of.

        You may contact Melissa Walsh, Staff Accountant, at (202) 551-3224 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Evan S. Jacobson, Attorney-Advisor, at (202) 551-3428 or me at (202) 551-3735 with any other questions.

                                        Sincerely,

                                        /s/ Barbara C. Jacobs

                                        Barbara C. Jacobs
                                        Assistant Director

cc: Via Email
        Samuel P. Williams, Esq.
        Brown Rudnick LLP